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                                                                    EXHIBIT 23.2

To the Board of Directors and Stockholders of NETGEAR, Inc.

     We have audited the consolidated statements of operations, stockholders' equity (deficit), and cash flows of NETGEAR, Inc. and its subsidiaries ("the Company") for the year ended December 31, 2000 and have issued our report thereon dated March 9, 2001. Our audit also included the consolidated financial statement schedule for the year ended December 31, 2000 listed in Item 16(a) of this registration statement. The consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


/s/ DELOITTE & TOUCHE LLP

San Jose, California
March 9, 2001